Kansas Municipal Fund

July 29, 2005 (Unaudited)

DISCLOSURE OF FUND EXPENSES
The Example below is intended to describe the fees and expenses borne by shareholders and the impact of those costs on your investment.

EXAMPLE
As a shareholder of the fund, you incur two types of costs:  (1) transaction costs, including sales charges (loads) on purchase payments; and (2) ongoing costs, including management fees, distribution (12b-1) fees and other Fund expenses.  This Example is intended to help you understand your ongoing costs (in dollars) of investing in the fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from February 1, 2005, to July 29, 2005.

Actual expenses
The section in the table under the heading “Actual” provides information about actual account values and actual expenses.  You may use the information in these columns, together with the amount you invested, to estimate the expenses that you paid over the period.  Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the appropriate column for your share class, in the column entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical example for comparison purposes
The section in the table under the heading “Hypothetical (5% return before expenses)” provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return.  The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period.  You may use this information to compare the ongoing costs of investing in the Fund and other funds.  To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads).  Therefore, the section in the table under the heading “Hypothetical (5% return before expenses)” is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.  In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value	Ending Account Value	Expenses Paid During Period*
	(02/01/05)	(07/29/05)	(02/01/05 – 07/29/05)
Actual
Class A	$1,000.00	$999.45	$4.97
Hypothetical (5% annual return before expenses)
Class A	$1,000.00	$1,020.03	$5.02

* Expenses are equal to the Fund’s annualized expense ratio of 1.00%, multiplied by the average account value over the period, multiplied by 179/360 days.  The Fund’s ending account value on the first line in the table is based on its actual total return of (0.06%) for the period of February 1, 2005, to July 29, 2005.

Kansas Insured Intermediate Fund

July 29, 2005 (Unaudited)

DISCLOSURE OF FUND EXPENSES
The Example below is intended to describe the fees and expenses borne by shareholders and the impact of those costs on your investment.

EXAMPLE
As a shareholder of the fund, you incur two types of costs:  (1) transaction costs, including sales charges (loads) on purchase payments; and (2) ongoing costs, including management fees, distribution (12b-1) fees and other Fund expenses.  This Example is intended to help you understand your ongoing costs (in dollars) of investing in the fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from February 1, 2005, to July 29, 2005.

Actual expenses
The section in the table under the heading “Actual” provides information about actual account values and actual expenses.  You may use the information in these columns, together with the amount you invested, to estimate the expenses that you paid over the period.  Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the appropriate column for your share class, in the column entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical example for comparison purposes
The section in the table under the heading “Hypothetical (5% return before expenses)” provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return.  The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period.  You may use this information to compare the ongoing costs of investing in the Fund and other funds.  To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads).  Therefore, the section in the table under the heading “Hypothetical (5% return before expenses)” is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.  In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value	Ending Account Value	Expenses Paid During Period*
	(02/01/05)	(07/29/05)	(02/01/05 – 07/29/05)
Actual
Class A	$1,000.00	$996.13	$3.72
Hypothetical (5% annual return before expenses)
Class A	$1,000.00	$1,021.27	$3.77

* Expenses are equal to the Fund’s annualized expense ratio of 0.75%, multiplied by the average account value over the period, multiplied by 179/360 days.  The Fund’s ending account value on the first line in the table is based on its actual total return of (0.39%) for the period of February 1, 2005, to July 29, 2005.

Nebraska Municipal Fund

July 29, 2005 (Unaudited)

DISCLOSURE OF FUND EXPENSES
The Example below is intended to describe the fees and expenses borne by shareholders and the impact of those costs on your investment.

EXAMPLE
As a shareholder of the fund, you incur two types of costs:  (1) transaction costs, including sales charges (loads) on purchase payments; and (2) ongoing costs, including management fees, distribution (12b-1) fees and other Fund expenses.  This Example is intended to help you understand your ongoing costs (in dollars) of investing in the fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from February 1, 2005, to July 29, 2005.

Actual expenses
The section in the table under the heading “Actual” provides information about actual account values and actual expenses.  You may use the information in these columns, together with the amount you invested, to estimate the expenses that you paid over the period.  Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the appropriate column for your share class, in the column entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical example for comparison purposes
The section in the table under the heading “Hypothetical (5% return before expenses)” provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return.  The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period.  You may use this information to compare the ongoing costs of investing in the Fund and other funds.  To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads).  Therefore, the section in the table under the heading “Hypothetical (5% return before expenses)” is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.  In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value	Ending Account Value	Expenses Paid During Period*
	(02/01/05)	(07/29/05)	(02/01/05 – 07/29/05)
Actual
Class A	$1,000.00	$1,000.64	$4.97
Hypothetical (5% annual return before expenses)
Class A	$1,000.00	$1,020.03	$5.02

* Expenses are equal to the Fund’s annualized expense ratio of 1.00%, multiplied by the average account value over the period, multiplied by 179/360 days.  The Fund’s ending account value on the first line in the table is based on its actual total return of 0.06% for the period of February 1, 2005, to July 29, 2005.

Oklahoma Municipal Fund

July 29, 2005 (Unaudited)

DISCLOSURE OF FUND EXPENSES
The Example below is intended to describe the fees and expenses borne by shareholders and the impact of those costs on your investment.

EXAMPLE
As a shareholder of the fund, you incur two types of costs:  (1) transaction costs, including sales charges (loads) on purchase payments; and (2) ongoing costs, including management fees, distribution (12b-1) fees and other Fund expenses.  This Example is intended to help you understand your ongoing costs (in dollars) of investing in the fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from February 1, 2005, to July 29, 2005.

Actual expenses
The section in the table under the heading “Actual” provides information about actual account values and actual expenses.  You may use the information in these columns, together with the amount you invested, to estimate the expenses that you paid over the period.  Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the appropriate column for your share class, in the column entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical example for comparison purposes
The section in the table under the heading “Hypothetical (5% return before expenses)” provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return.  The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period.  You may use this information to compare the ongoing costs of investing in the Fund and other funds.  To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads).  Therefore, the section in the table under the heading “Hypothetical (5% return before expenses)” is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.  In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value	Ending Account Value	Expenses Paid During Period*
	(02/01/05)	(07/29/05)	(02/01/05 – 07/29/05)
Actual
Class A	$1,000.00	$1,008.83	$4.99
Hypothetical (5% annual return before expenses)
Class A	$1,000.00	$1,020.03	$5.02

* Expenses are equal to the Fund’s annualized expense ratio of 1.00%, multiplied by the average account value over the period, multiplied by 179/360 days.  The Fund’s ending account value on the first line in the table is based on its actual total return of 0.88% for the period of February 1, 2005, to July 29, 2005.

Maine Municipal Fund

July 29, 2005 (Unaudited)

DISCLOSURE OF FUND EXPENSES
The Example below is intended to describe the fees and expenses borne by shareholders and the impact of those costs on your investment.

EXAMPLE
As a shareholder of the fund, you incur two types of costs:  (1) transaction costs, including sales charges (loads) on purchase payments; and (2) ongoing costs, including management fees, distribution (12b-1) fees and other Fund expenses.  This Example is intended to help you understand your ongoing costs (in dollars) of investing in the fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from February 1, 2005, to July 29, 2005.

Actual expenses
The section in the table under the heading “Actual” provides information about actual account values and actual expenses.  You may use the information in these columns, together with the amount you invested, to estimate the expenses that you paid over the period.  Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the appropriate column for your share class, in the column entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical example for comparison purposes
The section in the table under the heading “Hypothetical (5% return before expenses)” provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return.  The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period.  You may use this information to compare the ongoing costs of investing in the Fund and other funds.  To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads).  Therefore, the section in the table under the heading “Hypothetical (5% return before expenses)” is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.  In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value	Ending Account Value	Expenses Paid During Period*
	(02/01/05)	(07/29/05)	(02/01/05 – 07/29/05)
Actual
Class A	$1,000.00	$995.52	$4.96
Hypothetical (5% annual return before expenses)
Class A	$1,000.00	$1,020.03	$5.02

* Expenses are equal to the Fund’s annualized expense ratio of 1.00%, multiplied by the average account value over the period, multiplied by 179/360 days.  The Fund’s ending account value on the first line in the table is based on its actual total return of (0.45%) for the period of February 1, 2005, to July 29, 2005.

New Hampshire Municipal Fund

July 29, 2005 (Unaudited)

DISCLOSURE OF FUND EXPENSES
The Example below is intended to describe the fees and expenses borne by shareholders and the impact of those costs on your investment.

EXAMPLE
As a shareholder of the fund, you incur two types of costs:  (1) transaction costs, including sales charges (loads) on purchase payments; and (2) ongoing costs, including management fees, distribution (12b-1) fees and other Fund expenses.  This Example is intended to help you understand your ongoing costs (in dollars) of investing in the fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from February 1, 2005, to July 29, 2005.

Actual expenses
The section in the table under the heading “Actual” provides information about actual account values and actual expenses.  You may use the information in these columns, together with the amount you invested, to estimate the expenses that you paid over the period.  Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the appropriate column for your share class, in the column entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical example for comparison purposes
The section in the table under the heading “Hypothetical (5% return before expenses)” provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return.  The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period.  You may use this information to compare the ongoing costs of investing in the Fund and other funds.  To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads).  Therefore, the section in the table under the heading “Hypothetical (5% return before expenses)” is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.  In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value	Ending Account Value	Expenses Paid During Period*
	(02/01/05)	(07/29/05)	(02/01/05 – 07/29/05)
Actual
Class A	$1,000.00	$995.10	$4.96
Hypothetical (5% annual return before expenses)
Class A	$1,000.00	$1,020.03	$5.02

* Expenses are equal to the Fund’s annualized expense ratio of 1.00%, multiplied by the average account value over the period, multiplied by 179/360 days.  The Fund’s ending account value on the first line in the table is based on its actual total return of (0.49%) for the period of February 1, 2005, to July 29, 2005.